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                               December 15, 2023

       Man Tak Lau
       Director and Chairman of the Board of Directors
       Linkers Industries Ltd
       Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

                                                        Re: Linkers Industries
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 8,
2023
                                                            File No. 333-275953

       Dear Man Tak Lau:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Registration Statement on Form F-1 filed December 8, 2023

       Exhibits

   1.                                                   Refer to Exhibit 5.1.
The opinion regarding the legality of the issuance must address each transaction you are
attempting to register. It appears the opinion you filed does not address the resale
transaction included in your fee table, given that the opinion does not opine that the shares
to be resold are currently duly authorized, validly issued and non-
                                                        assessable. Please file
a revised opinion.
   2.                                                   Refer to Exhibit 23.4.
Please ask counsel to provide its consent to each reference to its name. Currently, this
exhibit does not include the reference on page 29.
   3. Refer to Exhibit 8.2 and 23.3. Please have counsel provide an exhibit that includes its clear consent to each
reference to its name in the registration statement and to the filing of this opinion as an
exhibit. Also, though this exhibit purports to be a tax opinion, it does
 Man Tak Lau
Linkers Industries Ltd
December 15, 2023
Page 2
      not state that the statements in the disclosure beginning on page 106 are counsel's opinion. Please file a revised opinion.
General

4. Please revise to identify the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by the entities in the table on page Alt-13.
       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameMan Tak Lau
                                                            Division of
Corporation Finance
Comapany NameLinkers Industries Ltd
                                                            Office of
Manufacturing
December 15, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName